Exhibit 99.8
CNBC India Question and Answer session

INFOSYS LIMITED
CNBC INDIA QUESTION AND ANSWER SESSION
July 12, 2011

CORPORATE PARTICIPANTS

Kris Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer and Member of the Board

V. Balakrishnan
Member of the Board and Chief Financial Officer

BG Srinivas
Member of the Board, Head of Europe and Head, Manufacturing,

Ashok Vemuri
Member of the Board, Head of Americas and Head, Financial Services & Insurance

Prasad Thrikutam
Head, Energy, Utilities, Communications & Services,
Global Head, Systems Integration

Haragopal Mangipudi
Head, Finacle

Chandra Shekar Kakal
Head, Enterprise Solutions and Member-Executive Council

Pravin Rao
Head, Retail, Consumer Packaged Goods, Logistics and Life Sciences,

Swaminathan D.
Infosys BPO –CEO

INTERVIEWER

Udayan Mukherjee-CNBC

Mitali Mukherjee – CNBC

Udayan Mukherjee

Good morning, thanks for joining in. Kris, the Street was expecting that you would be able to raise your dollar revenue guidance from 18%-20%. You stopped short of doing that. Why?

Kris Gopalakrishnan

We have had good volume growth this quarter, 4% volume growth. We believe that this year we are going to see an even growth rather than a front-loaded or back-ended growth in some sense. We wanted to watch how the situation unfolds given that there are still uncertainties in the US market and European market. So even though we have done better than we expected and what we have guided, we felt that it is better to leave it at this point as 18%-20% for the year.

Udayan Mukherjee

Shibu just take us through what is going on with the volume growth because some people might have expected that in Q1 and Q2 you will be hitting that 5.5% to 6% kind of volume growth numbers but Kris is saying that it will be evenly spread out this year. So are you saying that across quarters you will get to this 4% to 4.5% kind of volume growth this year?

S. D. Shibulal

I think that while this year is going to be a normal year, we are seeing that the economic situation is still unstable. There are issues with Europe which is creating delays in decision-making. While the IT budgets are frozen and closed, there is a slight delay in the decision-making and the customer reaction times are much shorter. We have seen a very good growth this quarter, an overall growth of 4%. Interestingly enough, the onsite volume growth is 6.8% and the offshore is 2.7% which indicates large number of projects start. Usually when the onsite grows faster than the offshore, that is an indication of large number of project starts. While the volume growth is pretty healthy, we believe that this year we will see an even growth across the quarters rather than a spike. We do have the capacity to handle a spike in case there is an opportunity since our utilization is still only about 74%. That means in case there are opportunities for us to grow faster, we will be able to take those opportunities on but we believe that it will be evenly over the four quarters. Also if you look at our growth, our product and platform space has grown faster than the other areas. Business Operations has grown by 4%, Business Transformation by 4.5%, the Products and Platform space by 5.3%, which is also a different kind of growth. In the products and platform space, we have had 5 good wins in the iEngage platform. We had had good one sale of iTransform through the Infosys Public Service. So these are the different kinds of growth because it is back-ended. When you sell, you are selling a deal but the payment is over a period of time. This is high revenue productivity per person but over a long period of time, annuity kind of growth and pay per use. So it is a different kind of growth.

Mitali Mukherjee

Shibu, morning. Just to labor that point about volume growth, first I think, why people are a bit disappointed is that apparently in your road shows you had informally indicated that maybe Q2 could show growth of anywhere between 7% to 10% and that is your hardest hitting quarter. Why is it that you have chosen to go with a 3%-5% sort of growth instead for Q2?

S. D. Shibulal

As Kris said, I think, this is an environment where we need to be cautious. You can look at all the things which have happened. There is still economic instability, there is unemployment, there is European crisis still unfolding, there is always talk about the government’s spending coming to an end, we are seeing instability in the environment. What we are seeing from our clients is two-fold. While our Retail and Energy & utility clients are growing much better than the other verticals, there is still caution in the other verticals. That is creating very short response time and slightly longer decision-making time. Discretionary spend is kind of flat, it is not really ramping up. That leads us to believe that we need to be cautious. Our pipeline is very strong. We are seeing very good pipeline. We have 3 large deals wins in Q1, many more on the pipeline. We have 3 transformational wins in Q1, more in the pipeline. Our products and platforms are seeing good traction in the market but we have remained cautious with our guidance.

Mitali Mukherjee

Bala I heard you mentioned earlier that you expect to see some improvement in the margins compared to what you have had in Q1; a) what was the impact that you took on margins because of the salary hikes and specific to this EBIT percentage performance, when you talk about an improvement how much of a ramp up do you expect?

V. Balakrishnan

Initially if you remember, in April we said the margins in first quarter would come down by around 4% points. Actually it came down only by 3% point and the main impact came because of wage increases. We increased offshore wages by 10% to 12%, onsite by around 2%-3%. I think we are able to control other costs. The main impact which came in the first quarter is the wage increases. For the full year, earlier we said the margins could decline by around 3% points. Now the revised guidance talks about 2.5% because app 0.9% is because of the utilization. Utilization could drop because we are assuming only 18%-20% growth in revenues. Second the currency itself, currency could be appreciating by around 1.8% because we are assuming 44.50 for the rest of the year, so that could have an impact of app 0.8% and rest of it because of wage increases. In any year, if we are able to grow much better than 20% or 25%, we will be able to absorb the full impact of the wages. This year since the guidance is 18%-20%, we cannot absorb the full impact of wages. I think the three factors will come into play for the full year. Having said that, if the environment is stable and if customers do spend their budgets, quite possible our growth could be better and we could be able to absorb some of the margin decline. At this point of time, we are very cautious because the global economic environment has not recovered, the volatility still continues, all the uncertainty which we talked about last quarter still remains. In fact in Europe, it has only now it has become bigger. So we are very cautious because of the environment but we are seeing the clients more comfortable. They have a budget. Nobody is reducing their budgets. Pricing environment is stable. Even this quarter the pricing is stable in constant currency. It went up by 1.2% in reported currency but in constant currency it is flat, so I think the pricing environment is stable. Clients are still spending but they are very cautious. That is why our guidance for next quarter also reflects that.

Udayan Mukherjee

In this 250-basis points margin drop that you are guiding, what have you factored in terms of utilization because that remains still at quite low levels. Do you think that could be a variable, which could swing it, I mean, if you do get good demand traction, could utilization be much better and therefore the margin drop even lower than what you are guiding?

V. Balakrishnan

That is the whole game Udayan. What we are trying to do is we have created the capacity. Tomorrow if the growth comes, we have the ability to take the growth. So we have created a flexibility in the system. Whether we like it or not, we are in a volatile economic situation today, so we cannot shift the model and run at a very optimum level. We are trying to create the capacity, take the cost and if the utilization becomes better because of the better growth, probably we will look better on the margins.

Udayan Mukherjee

Kris, how does that sit with your guidance of evenly spread out quarters because your utilization is quite low so you are running with a large bench. Are you then expecting volume spikes in Q2 and Q3, which has not factored into your guidance but they are quite visible in your utilization levels?

Kris Gopalakrishnan

We are preparing ourselves. If we see a spike, we can take advantage of that. If you look at what is happening today, is that at the sovereign country level, debts are very high, at the consumer level debts are very high. So consumer confidence is low but the business confidence is actually very high. Businesses are seeing good improvement in margins, their balance sheets are much stronger, they have cash position and hence they are not actually reducing their budgets. The concern is that in spite of having the budgets will they actually spend or will there be a delay in spends. So we want to watch the situation, we want to be ready with the bench with the capacity to take advantage of that unlike last year and then if that happens, we would be well prepared to do it.

The second thing is we are also changing the company’s structure with the focus on some of the trends that we are seeing, in terms of platform-based services, in terms of pay-per-use kind of models and we had 5 new wins are in that area. The revenue profile of these are also very different. That will also take some time to flow through and have an impact on our revenue mix. There is also a margin impact because here you will have to spend upfront lot more and then get the benefit in succeeding quarters. That is also having an impact. Both of these put together will have an impact in the short-term. The lower utilization, impact of the compensation hikes and the structure of the revenue, the revenue profile is also changing but we believe that this is the right direction in which we want to go, we want to increase our presence in the consulting and system integration space. We want to increase our presence in products, platforms and solutions. We of course want to continue to grow our business operations, the maintenance, infrastructure management, BPO kind of businesses but have a more balanced revenue mix and prepare ourselves for the future. That is Infosys 3.0 transformation that we are making.

Mitali Mukherjee

How big a reason is Europe, Kris for you not having re-looked your full year guidance because in constant currency terms I think Europe is actually down more than 2.5%, so over the next few quarters do you see Europe decelerating or you are working with a steady state performance there?

Kris Gopalakrishnan

So what we are doing is proactively investing in Europe. When you look at business in Europe with existing clients, it is flat. We have to grow the market in order to grow the business in Europe which is what we are doing by investing in France with the local team, by investing in Germany with the local teams because in the Continental Europe we will have to change the way we do business, which is what we are doing and that will also start giving us the momentum over the next several quarters. Again that’s part of the new structure that we have created. Europe also is by industry vertical, so we can bring in the capabilities of entire organization in Europe, Rest of the world more importantly is also by industry vertical. Again that we believe is the right direction in which we need to go.

Mitali Mukherjee

Shibu, it has been pointed out that perhaps in the first quarter volume growth was not that great because Infosys may have had to compromise on deal wins (a) because of high level management changes and (b) because the right bench was not available. I just want you to comment on that on whether management changes are impacting any of the volume growth potential right now and that is in a flux?

S.D. Shibulal

No, actually we have done an extremely smooth transition. We have almost completed the reorganization which we had planned. There is still some more work to be done but that will all be done before the end of this month and a little bit next month. New leadership is in place. We have reorganized ourselves in to 4 go-to-market verticals, which you can clearly see on our segmentation. These are truly global including Europe and rest of the world, that is complete. The Business Operations phase, which is the largest, 55,000 people got realigned without missing a beat. There has been no impact to any of our clients. All the people have been put in the right places, the new leadership is in place. The Consulting and System Integration space is getting created and is in progress. That will be completed. So the reorganization is almost complete and it will be done by the end of this month and a little bit into next month. I do not think there has been any major issues because of that in the market. In fact, it is very important to note our Building Tomorrow’s Enterprise new strategic direction is seeing very good traction. When we talk about Products and Platform wins they are actually in those themes which we have identified. The iEngage platform is in the Digital Consumer space, the iTransform platform product is in the Healthcare Economy space. We are starting to see traction for our accelerators in each of those themes under the Building Tomorrow’s Enterprise. Our business transformation deals are becoming bigger and bigger. We are able to win bigger and bigger deals in our business transformation space and if you look at our new structures, consulting, system integration and enterprise solutions together as a one focus group, I clearly believe that, that is a huge value proposition for our clients. Even over the last few quarters, those service lines have grown faster. I think that is extremely good for our clients.

Udayan Mukherjee

Bala, on this margin point what are your expectations for the next two, three quarters on the onsite-offshore mix because Shibu spoke about onsite seeing much more traction this quarter. Do you expect that and the utilization level to swing dramatically between what you have seen in this current quarter and over Q2 and Q3.

V. Balakrishnan

No, utilization is a function of growth because if growth comes better than what we expect, probably we will end at better utilization for the year. But onsite-offshore mix is also a function of growth because this quarter in fact we have seen 6.8% increase in volumes in onsite. That is a good sign because traditionally whenever you sought more projects, it is more onsite in the beginning and then the offshore flow comes in.

Udayan Mukherjee

I was asking with reference to the margin implications.

V. Balakrishnan

If the offshore comes better than what we expect for the next few quarters because we had more projects this year, that could be beneficial for the margin. I think going forward offshore or onsite balance will be similar to what we have seen last year even though you have seen a blip this quarter.

Udayan Mukherjee

Shibu, this new order that you just spoke about pay per use etc., two part question one, by which quarter do you think it will become material on the base that Infosys is working with because right now the impact might be very marginal and (b) are you doing it because the bread and butter business of maintenance etc. Volume growth is plateauing at 4%, 3.5%, you cannot beat more out of that business.

S.D. Shibulal

Number one, I think this quarter we have seen stronger growth in platform and products space. It will be a gradual increase, it is not going to be an overnight increase. There are 3 opportunities for us. Number one is co-creation with our clients, number two is creating ourselves and number three is doing an inorganic approach. We will explore all three of them. We have 2 platforms in co-creation currently. We have few platforms and products which we have created and we always look at inorganic growth in a very strategic manner. It is not because other areas are flattening. One needs to remember that we have to constantly focus on 2 things - increasing our addressable market space and being relevant to our clients across the board. When you look at our clients, they are running operations, they are transforming their business, they are innovating for the future for being different in their market space. We have to operate in all these areas. When we started Enterprise Solutions, Infrastructure management, Independent Validation, it is not because other areas were getting saturated. It is because we need to look at the future-3 years, 5 years, 10 years out and see where the organization will be. It is about being relevant to our clients in all their business areas-operation, transformation, innovating for their businesses, how do we help our clients to be different in their market place. We want to participate in all 3 of them, that is what it is all about. It is also about increasing the addressable market space which is something which we constantly have to do. Just like we are at Business Process Management, just like we are at Infrastructure Management, just like we are at Independent Validation, we are adding a new segment to our addressable market space.

Mitali Mukherjee

Bala, just on that point you made about margin what are you penciling in with pricing trends because I think this time onsite pricing declined a little bit.

V. Balakrishnan

We believe that pricing environment is stable. It is not going up materially, it is not coming down. We are not seeing pricing pressure from any of our large clients. I think pricing is also a function of the environment because the environment is too uncertain and too volatile. I do not think clients will have the ability to give you a high price increase. The good sign is, pricing is stable and I think it will continue for some time unless some big catastrophe happens in the environment. Answering the other question what Shibu answered, look today our model is you add X percent of employees, your revenues goes up by X. This year we are adding 45000 employees. Probably 5 years down the line we have to add 100,000, 200,000 employees which is going to be highly challenging. So unless you move more in to nonlinear business you will not be able to run the operations efficiently. One of the greater focus today is to look at more and more on nonlinear business which will give us higher revenue productivity, it will help us to break the linearity between employee growth and the revenue growth.

Mitali Mukherjee

Kris you were talking about even paced volume growth, fairly flat pricing trends and the discretionary budget as well has apparently been locked in, so where is it that you sense the greatest volatility. What is the threat over the next few quarters that this volume guidance gets questioned, that you face pressure on pricing or something completely else?

Kris Gopalakrishnan

The volatility impacts the decision-making. What happens is between quarters revenues could shift suddenly and that is what we are talking about. We believe that clients will spend the money. We believe that this is a normal year when you look at on an aggregate basis, but there will be unpredictability between quarters. That is all what we are saying that. When it comes to decision making and suddenly in the environment something happens, the client may delay the decision to understand the impact of that. We saw that when the Greece crisis flared up, clients paused temporarily, 2-3 weeks to understand the impact of that and then things become normal. If we are supposed to sign something today and they hear something, it may get delayed maybe by a week or two weeks. That is what we are talking about. The volatility impacts decision making to a certain extent.

Udayan Mukherjee

Shibu, a final question before we go, you know in the last four to six quarters Infosys has probably lost a bit of incremental revenue market share. This nonlinear revenue avenues that you are talking about, by when do you think you will get back to industry leading volume growth metrics, by when will these contribute substantially enough that you go back to what your incremental revenue market share was six quarters or five quarters back?

S.D. Shibulal

As we said this quarter growth has been fairly good and we have seen good growth onsite and offshore. We have given you a guidance of 18%-20%. We believe that this year it will be more even growth across quarters in volumes as well as in revenue. Our new strategic direction will yield results in the medium-term.

Udayan Mukherjee

What is that, next year when, just put some rough number to it?

S.D. Shibulal

If you look at our past also, any one of the strategic directions we have taken is meant to create industry leadership over the next 3-5 years. That is the long-term positioning but at the same time the results usually start showing up in 2-3 quarters because if we look at strategic direction and long-term as a series of short-terms. So in our minds if we want to achieve something in 3 years, we have to start showing results in a couple of quarters and every quarter we have to increase those parameters. My belief is that the results will start showing up in 2-3 quarters and it will continue to show up over a period of 3-5 years.

Kris Gopalakrishnan

Just to add to that very briefly, when you compare organic growth versus inorganic growth I am including here acquiring businesses from clients, takeouts and things like that, our growth is not bad. Similarly if we take sectors industry sectors, our growth rate is industry leading. We are not in certain sectors, we are investing in them. For example healthcare is a very small percentage for us. We are investing in those and so as these grow we will see a different picture.

Udayan Mukherjee

So are you going to be here next quarter Kris or is this the last quarter of our boardroom interaction with you?

Kris Gopalakrishnan

Last quarter as the CEO of the company.

Udayan Mukherjee

Okay, but will you be still there here talking to us.

Kris Gopalakrishnan

I am still here but we will decide who will do the first.

Udayan Mukherjee

You have not taken that decision, not yet?

Kris Gopalakrishnan

Not yet.

Udayan Mukherjee

You have been hearing the top management and more members of the top management join in now. Ashok Vemuri, BG Srinivas, Prasad Thrikutam and Haragopal Mangipudi join in to talk about various other aspects of the business. Gentlemen, morning, thanks for joining in. BG, you are in the hot seat in Europe. This quarter was not great for Europe but how are things there?

BG Srinivas

This quarter in Europe in reported currency terms, we were flat. This is not surprising given the current sentiments in Europe. Of course, definitely at the macro level, there are challenges. The fiscal stimulus which was initiated before last year is more or less petering out. There is not much coming to spur growth from that perspective. At the same time there is currency volatility, the debt crisis, the austerity measures taken by the various governments is not helping. However if you look at the core businesses, we see a fair degree of stability and that is giving us hope. Our own pipeline across various sectors- Manufacturing, Retail, CPG, Financial Services as well as Life Sciences, we have a reasonable good pipeline and the business and project decisions are happening on time. While last quarter was flat, the pipeline looks reasonable good and this quarter we hope to close 2 transformational deals which are close to closure and one large deal. That could spur growth momentum. We see growth happening incrementally with a couple of key clients in the continent in Germany and France.

Udayan Mukherjee

This macro uncertainty that you are talking about, has it began to impact in terms of clients across the board in the large European economy or is it still a vertical-specific problem because telecom is down 7% this quarter as well. So is it one or two large European clients that you are struggling with or is it across the board uncertainty which is impacting decision-making?

BG Srinivas

Across the board uncertainty does not exist. Like I said, the businesses have returned to a fair degree of stability and some of them are expanding into the emerging markets. It is an isolated instance what you see in the telecom sector which is dampening. Any attrition in revenue which is significant, in spite of the growth in other accounts, you will not see a spike at the regional level. We do not see that challenge across at least in the core markets where we have focused on, namely, UK, Germany, France, the Benelux and the Nordic region.

Mitali Mukherjee

Ashok, Retail and Manufacturing have done very well this time but BFSI is up just about 2% sequentially in constant currency. Is that a vertical you are not pushing hard any more on or is it that you are not seeing it grow to the potential of the other verticals?

Ashok Vemuri

It is a mixed bag of things in financial services. If you look at some certain sub-sectors, if you take banking and capital markets, that has done about a growth of about 5-5.5%. Insurance which was not necessarily a very scale or large operation for us, has actually also done very well. We will have certain challenges from a discretionary portfolio perspective which we think are not necessarily secular in trends but a temporary phenomena which we have well understood and know how to mitigate that. From an overall growth perspective, in financial services the growth was 3.3% overall across various geographies which is a fairly decent performance. Having said that, we have seen very good traction in the North American market, we have seen very good traction in the Asia-Pacific market. Europe, of course, as BG mentioned is a little sluggish and I think there are certain implications of what is happening in the macro environment which are impacting some of our clients, but not to the extent that there are any project cancellations. We are not worried about the fact that this is something that will impact our future quarters. The interesting thing also is that the portfolio revenue mix has changed in terms of where we get the revenue from or the quality of dollar we earn. If you look at the revenue that we are getting from Consulting and System Integration, that has gone up. If you look at the revenue mix from products and platform services, that has gone up. The traction on where we want it to be with the clients in terms of large deals, Shibu mentioned to you about 3 large deals, one of them is the financial services space. Where we would like our portfolio to grow and with which clients we would like it to grow, actually makes us feel that we are on the right track. So that news is good.

Mitali Mukherjee

There was a Gartner report a couple of weeks back, which got people quite enthused both in terms of what spends would be like for the IT space and generally how IT products would move from here on. That sits a bit differently with what the management commentary has been of things being volatile, of even paced volume growth. What is it that you see from the core market in North America in terms of spend or willingness to put out money?

Ashok Vemuri

I didn’t read the Gartner report and I think from an overall perspective we do expect to see some amount of momentum picking up but there are certain pockets where we see this happening. For example, in Financial Services you will see that in risk management, in governance, in compliance space. Some of the areas like transaction banking for example where we have a strong footprint, that may not grow as much as we think or we would like it to grow. Again, there are certain sub-verticals within Financial Services which will actually grow very well. We think there will be a robust growth in the Asia-Pacific market. But having said all that, there is enough bad news still out there which we are not sure whether it is fully bad news, whether it is debt ceiling discussion, whether it is the regulatory compliance issues, whether Dodd-Frank will become reality or not become a reality, the implications of that, the implications of the capital requirements going up by 2.5%, all of this is adding up. We go to our clients and they give us a reason that there are issues with Portugal and we ask them how many bonds do you have in Portugal and they say very little but the implications on what it could do to the market as such and the cost of raising capital for them does have implications and that percolates down or trickles down, if you will, to an IT spend perspective. So it is little difficult to call out yes and say where yes, it is all back to hunky-dory and if the spend will go up as Gartner predicted. We will have to wait and watch which is why we are happy with what we are doing but we would be cautious to take that literally to the bank and say that we are here now.

Udayan Mukherjee

Prasad, what has happened in the Energy and Utilities space in this quarter? Any of the big deals came from there or any of the new kind of deals which Shibu spoke about earlier, the pay-per-use platform kind of deals, are you seeing that in your vertical?

Prasad Thrikutam

Yes. Overall, I think Q1 was pretty good in terms of deal activity and deal wins. One of the platform deals that Shibu talked about actually came from my vertical. That is very heartening. We are also seeing a lot of activity in the solutions and the consulting space. In fact in the first quarter, we signed 3 deals, that includes even telecom where we had seen some softness. We are beginning to see that as we rebalance the portfolio between wireline and wireless, we are seeing more activity in the cable TV for example. All of these deals, the 3 or 4 deals that talked about they are all on the consulting, transformation type of deals and one of them was the platform deal that Shibu talked about.

Udayan Mukherjee

Haragopal, Shibu also spoke about the emphasis on products to get to a nonlinear kind of model. In that context, what have you got to report on Finacle this quarter?

Haragopal Mangipudi

So Finacle grew year-on-year in terms of growth for revenues by about 24%. Having said that, more importantly there is an excellent traction for our cloud offering. Particularly in India, we started with and it is getting excellent traction and then afterwards there is a good interest in mobile banking as well which we launched in November. Already we got good amount of traction in all the markets. Overall if you really look at the larger banks are looking at how they could be agile in reaching out to the distant consumer and the smaller ones, they would like to have a better reach. Overall we are seeing good traction. In terms of inclusion in India itself, more than 7000 plus RRB branches are already on Finacle and we are seeing good amount of traction in some countries in Europe. Of course it is not wide spread across and that has been the challenge in Europe. In Middle East and Africa despite some of the political uncertainties overall, there has been good amount of interaction as well as interest in channel as well as core banking.

Mitali Mukherjee

BG there has been some criticism of the pricing performance that has been seen from Infosys this time, onsite has declined a little bit, of course offshore has gone up but it seems at odd with your peers who are actually talking about some pricing premium coming in. Is Infosys suffering on any count on the pricing parameter in order to get some of these larger deals or to keep volume growth intact?

BG Srinivas

See if you analyze the large deals, again there are 2 categories. You have the large transformation deals and the large outsourcing deals. On the large transformation deals, it is not about pricing, you typically don’t win on pricing. It is about credibility in the market for those sectors; the solution you put together, the team you assemble, all those matter a lot and the value which you deliver through your solution. That is not a pricing discussion. In large outsourcing deals, however, there will be a pricing pressure and it is typically all things being equal, price is one of the criteria. There again what we are doing is trying to extract business value on outsourcing deals even if the services are typical ADM, maintenance or infrastructure management all of that but however having said that, that part you will have to be competitive. To be competitive, one is of course that if there are companies which operate at lower prices, that will have a direct impact on the pricing. The other option is to optimize, automate and then reduce the effort which is required, then you will be able to balance margins. What we do is as a portfolio, we try and balance and make sure that the impact on some of these competitive deals is not impacting the portfolio.

Udayan Mukherjee

Ashok, just to get back to the American experience, would do you say that because North America grew 5% in dollar terms this quarter, things are a little bit more sorted or do you expect uncertainty and delay in decision making even in some of your large clients in the U.S.?

Ashok Vemuri

No, I think in financial services, it is still little early to call. We have some great transactions and great client relationships which we are leveraging for growth. Having said that, there are certain pockets where the monies are being spent like in compliance or in regulatory, risk management. There is money being spent in anticipation of some of the regulatory changes and in some of the areas where they have traditionally spent money with service providers such as ourselves, those are drawing up and there is a sense of anticipation of something beyond the regulatory change also in terms of implications of whether it is the whole European crisis issue, whether it is about talk about recession or talk about inflation; depending on which publication you open, one talks about recession, the other talks about inflation and interest rates. It is difficult to call for somebody who is in the technology space as to where it is actually going and it is difficult for them to call as well. One trend that we had actually notice was that they were aggressively moving towards the Emerging Markets and that they seem to have pulled back. They are spending lots of money in social media. They are spending a lot of money in CRM, making a better transaction or better opportunity for their clients. We have to wait and see how this is. As I said, it is a little difficult to call, but we feel comfortable where we are in terms of our pipeline and the traction. I think we have other engines of growth in the North American market whether it is our Public Services portfolio. That company has begin to pick up speed. We see healthcare which has not necessarily been an area where we have spent a lot of time and energy, financial services is one where we have and we will continue to do that. Healthcare is actually picking up traction both from a public services perspective and more importantly in the healthcare space and in fact we have platforms and products that we are creating which have found regulatory acceptance as well has become the sort of benchmark if you will, for how some of the conversions in the healthcare space will take place. I would say that overall its not yet settled, it is not as bad as one would think it would be as it was probably in the beginning of this year but it will take some time to actually distill in terms of what the flow will be. But I would not go overboard on the Gartner report either in terms of what the perspectives are there.

Udayan Mukherjee

We have got Chandra Shekar Kakal who heads Enterprise Solutions and is a member of the Executive Council, Swaminathan who heads Infosys BPO and Pravin Rao who heads Retail Consumer Package Goods, Logistics and Infrastructure Management Services. Gentlemen morning, thanks for joining in. Kakal let me start with you. How was your critical vertical in this quarter and did you from your vertical manage any of the major deals or the transformational deals that Shibu was talking about?

Chandra Shekar Kakal

Yeah we had 3 large deals and 3 transformational deals in this quarter and Retail which Pravin probably will talk about it later has been the strongest vertical for us in this quarter. We had seen good traction coming in the Retail and CPG segment and also the ramp up that happened in a lot of the transformational deals that we won in the previous quarters, has also contributed to the higher growth in this particular vertical. Energy & Utilities is another area where we have seen traction in this consulting and package implementation services growth. Obviously FSI does not have much of the exposure in consulting and package implementation and then the manufacturing has been largely stable in this particular horizontal.

Udayan Mukherjee

I was asking Shibu earlier because this is the bread and butter business for Infosys and he spoke a lot about new deals, new lines of thinking, non-leaner businesses going forward. Is your enterprise solution core beginning to slow down a bit or can it grow at 5-6% in terms of volume growth in a quarter?

Chandra Shekar Kakal

See our focus area continues to be on all the 3 areas which are relevant for clients, one is the Business Operation services area wherein clients do make money and then run their operations efficiently and really be relevant to their operations and then their business. The other area they have spent money is on transforming their business wherein they may spend money over a period of 18 to 36 months but that will start really going into the production maybe later. Third area where they spend money is on innovation on creating products and platforms for themselves and then be relevant to the market and be futuristic. So we want to be relevant in all the 3 areas of the customer spend. That is how we are actually looking at it. Consulting and package implementation space also we continue to grow as the discretionary spend continues to happen with the clients and they have to keep transforming their business also, it is not that they will become stagnant. If they continue to be stagnant, then it will all be operations and maintenance kind of a thing. We are trying to be relevant in all the 3 areas of customer spend as we go forward. That is how we have re-structured the portfolio into 3 large services offerings called Business Operations service, Consulting and System Integration services and Products, Platform and Solutions. In fact as we speak I am transitioning the portfolio of package implementation services to my colleague, Steve Pratt and I am taking over the Business Operations service which is about 60% of the revenue and 55,000 people moved from the earlier services into this new structure which Shibu talked about, which is the bread and butter for the customers and that is where they make money. We have done a pretty good job of transitioning these both consulting and system integration to the new portfolio and business operations services. It is almost like changing the engine mid-flight flat here without really missing anything and without the stakeholders, whether it is employees or the customers knowing about it, that we have done a pretty good job. I am taking over the Business Operations service from next quarter onwards probably I will talk about that.

Mitali Mukherjee

Pravin, retail has been an outperformer this time and Shibu mentioned that the pipeline is looking quite strong. With specific reference to retail what kind of order wins are in the pipeline and what kind of deal sizes is retail been able to win?

Pravin Rao

We had, as we said an excellent quarter, we grew by about 10.1% for the whole RCL segment and if you look at retail and CPG alone it was about close to 16% growth. When you look at where the growth is coming from, by and large it is all around growth but more and more growth is coming from consulting, from system integration, package implementation and some of the growth has come from the wins we have had in the last couple of quarters. When you look at where retailers are spending? They are typically spending on international expansions, they are spending on the Digital Commerce, they are spending on Digital Marketing. When you look at the CPG space, there we continue to see a lot of spend on package implementation as they try to standardize and simplify their ERP footprints. CPG companies are also spending on the emerging economies. So we see increase in traction. Even on the Life Sciences side, we are seeing a couple of large infrastructure deals in the pipeline as well as couple of platform deals in the pipeline. When you look at platform, we are seeing good traction in terms of iEngage platform, in terms of mobile for which we are co-creating with one of the specialty retailers and in the Digital Marketing space itself we are almost close to signing two deals this quarter and we have got two more deals in the pipeline. Overall I think if you look at it, it is an all around growth but significant strength of growth coming from package implementation, consulting, system integration, as well as from the platform side.

Mitali Mukherjee

Swamy, just a focus on BPO for a little bit. How are attrition trends right now for the BPO space in specific because quarterly annualized is actually 20% plus for the company, how much is BPO performing at right now?

Swaminathan D.

This has been a fairly stable quarter. If you were to look at from a year-on-year perspective, BPO grew about 16% plus. The quarter has been a good quarter in the sense that we have added about 8 new clients. As I said last time, our focus is really been to move from a transactional kind of a space to a transformational kind of a space and one true indicator of that is track and monitor how our revenue productivity has been going up in this business. From last year to this year on a quarter-on-quarter basis, the revenue productivity has actually gone up by a good 18% plus. That would give an indication of how this industry has been moving from being very transactional to being reasonably transformational. We today are no more India-centric delivery center kind of a situation. We have 12 centers now from the BPO side, 5 in India, 7 outside of India, so very global. As of quarter end, BPO has 100 clients. That is a landmark achievement to my mind. We are engaged with marquee clients across different verticals that Infosys has and today we are able to penetrate the entire value chain of the clients. We are in the customer service side of business, we do a lot of work on the finance and accounting space, on strategic sourcing and procurement, on HR, analytics, legal process outsourcing. Today our relationship with clients is a lot more intense, lot more transformational and we today are partnering our clients to sort of impact them not just on the transaction side, but driving competitive and strategic advantage. So the whole game plan has changed over the year.

Udayan Mukherjee

We will have to leave it there gentlemen, out of time completely. Thanks very much all of you for joining in. That is Infosys for the current quarter.